

Mailstop 4628

September 10, 2015

Via E-mail
Symeon Palios
Chairman and Chief Executive Officer
Diana Shipping Inc.
Pendelis 16, 175 64 Palaio Faliro
Athens, Greece

> **Re: Diana Shipping Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed March 25, 2015**
> **File No. 1-32458**

Dear Mr. Palios:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>If our vessels call on ports that are subject to sanctions and embargoes… page 16.</u>

1. You disclose that your vessels may call on ports located in countries subject to sanctions imposed by the United States government and identified by the United States government as state sponsors of terrorism, including Sudan and Syria. You do not describe in the Form 20-F contacts with Sudan or Syria. Please provide us with information regarding any contacts with Sudan or Syria since your letter to us dated July 11, 2011. You should describe any goods, services or fees you have provided to Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

2. Please tell us the approximate dollar amounts of any revenues, assets and liabilities associated with each of Sudan and Syria for the last three fiscal years and the subsequent interim period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Gary J. Wolfe, Esq.
Seward & Kissel, LLP

Anne Nguyen Parker
Assistant Director
Division of Corporation Finance